EXHIBIT 99.1

FreeSeas Inc. Reports Results for the Second Quarter Ended June 30, 2008

 Operating Revenue Increased 324.3 Percent in Second Quarter

 Company Announces New Quarterly Dividend Rate of $.20 Per Share

PIRAEUS, Greece, July 31, 2008 (PRIME NEWSWIRE) -- FreeSeas Inc. (Nasdaq:FREE), (Nasdaq:FREEW) and (Nasdaq:FREEZ) ("FreeSeas" or "the Company"), a provider of seaborne transportation for drybulk cargoes, announced today unaudited operating results for the second quarter ended June 30, 2008.

Financial Highlights

   * Operating revenues grew by 324.3% compared to the same quarter of 2007, to $15.11 million from $3.56 million.
   * Net income for the second quarter of 2008 was $4.18 million or $0.20 basic earnings per share based on 20,936,252 common shares outstanding, compared with net income of $1.71 million, or $0.27 basic earnings per share based on 6,290,100 common shares outstanding for the same quarter of 2007.
   * Adjusted EBITDA for the quarter ended June 30, 2008 increased by 205% as compared to the same period in 2007, to $8.73 million from $2.86 million.

Dividend Information

   * FreeSeas declared its second quarterly dividend of $0.175 per share on its common stock outstanding. The dividend was paid on
     May 30, 2008 to shareholders of record as of May 20, 2008.
   * The Company also announced today that it has declared an increased quarterly dividend of $0.20 per share on its common stock outstanding. The dividend will be paid on August 29, 2008 to shareholders of record as of August 20, 2008.

Fleet Developments

Overall, FreeSeas reported a 177% increase in operating days in the second quarter of 2008 compared with same period in 2007 reflecting approximately 7.0 vessels in 2008 as opposed to an average of 2.3 in the same quarter of 2007.

Free Destiny

June 2: FreeSeas announced that the Free Destiny was delivered to her charterers for an approximate 50-day spot charter at a rate of $37,000 per day.

July 23: The Company announced that the Free Destiny was delivered to her charterers for a 60- to 90-day spot charter at a rate of $28,500 per day.

Free Envoy

April 2: FreeSeas announced that the Free Envoy completed its one-year period charter at $17,000 per day and was delivered to new charterers for a 15-day spot voyage at $31,500 per day.

April 18: FreeSeas announced that the Free Envoy was delivered to its new charterers for an approximate 25-day time charter at a rate of $28,500 per day.

June 26: FreeSeas announced that the Free Envoy was fixed for a one-year time charter at a rate of $32,000 per day.

Free Impala

April 2: FreeSeas announced delivery of the 1997-built 24,111 dwt Handysize Free Impala. The vessel immediately began a one-year time charter at a rate of $31,500 per day.

Free Lady

June 26: FreeSeas announced that the Free Lady, a 2003-built, 50,246 dwt Handymax vessel, was fixed for a two-year time charter at a rate of $51,150 per day. The Free Lady was delivered to FreeSeas on July 7, 2008 and subsequently began employment with her new charterer.

Mr. Ion Varouxakis, President and CEO, commented, "FreeSeas continues to execute its business plan to the letter, growing the fleet, increasing operating days, and driving revenue to the bottom line. Even with two scheduled drydockings during the quarter, the second quarter showed marked improvement over the first quarter results as we were able to increase the amount of available days and secure accretive charters that reflect the strength of the drybulk market."

Varouxakis continued, "As a result of this strong financial performance, the board of directors has approved an increase in the Company's quarterly dividend which now stands at $.20 per share. We remain extremely confident that the cash flow currently being generated by our fleet is more than sufficient to cover our dividend, operating expenses, and fleet growth and renewal plan. Our free cash flow is anchored by our forward time-charter coverage which stands at 97% of available days for 2008, 56% for 2009 and 26% in 2010.

"Our balance sheet remains strong," Varouxakis continued. "We believe that we have adequate leverage and generate sufficient free cash flow to continue to add to and modernize our fleet. We remain committed to supporting a more appropriate valuation for our shares through exemplary financial and operational performance with the fleet we are currently operating, such as today's results indicate."

Mr. Varouxakis concluded, "The drybulk rate environment continues to exhibit strength, and we believe that we have not yet seen the high water mark for the year. We now have eight vessels on the water; seven operating under accretive time charters with reputable charterers and one is taking advantage of the favorable spot market. As our fleet continues to grow, and our cash generating capacity increases, we anticipate making additional acquisitions this year. We will continue to leverage our improving financial flexibility to create opportunities for future growth."

Conference Call

As previously announced, the Company will host a conference call on July 31, 2008 at 8:00 am Eastern Time to review the results as well as management's outlook for the business. The call, which will be hosted by FreeSeas' management, may contain information beyond what is included in this earnings press release.

To participate in the call from the United States or Canada, please dial +1.800.860.2442 approximately five minutes prior to the starting time. To participate in the call outside the United States or Canada, please dial +1.412.858.4600 five minutes prior to the starting time. The Conference ID is 421743.

Two hours after the completion of the conference call, a digital recording of the call will be available for seven days, and can be accessed by dialing +1.877.344.7529 from inside the United States or Canada and +1.412.317.0088 from outside the United States or Canada and entering the Conference ID 421743.

The call, which will be simultaneously broadcast live over the Internet, can be accessed at: http://services.choruscall.com/links/freeseas080731.html. The online archive of the broadcast will be available within one hour of the live call at the same web address and will remain available for one month.

Current fleet:

 ======================================================================
 Vessel              Vessel
 Name      DWT       Type        Built   Employment
 ----------------------------------------------------------------------
 Free      25,240    Handysize   1982    60 to 90 day spot charter
 Destiny                                  at $28,500 p/d
 ----------------------------------------------------------------------
 Free      26,318    Handysize   1984    One-year time-charter at
 Envoy                                    $32,000 p/d through June/
                                          August 2009
 ----------------------------------------------------------------------
 Free      22,051    Handysize   1995    Two-year time-charter through
 Goddess                                  November 2009 at $19,250 p/d
 ----------------------------------------------------------------------
 Free      24,318    Handysize   1995    Time-charter through February
 Hero                                     2009 at $14,500 p/d
 ----------------------------------------------------------------------
 Free      24,111    Handysize   1997    One-year time-charter through
 Impala                                   April 2009 at $31,500 p/d
 ----------------------------------------------------------------------
 Free      47,777    Handymax    2002    Three-year time-charter
 Jupiter                                  through February 2011 at
                                          $32,000/28,000/24,000 p/d
 ----------------------------------------------------------------------
 Free      24,111    Handysize   1998    One-year time-charter through
 Knight                                   March 2009 at $31,500 p/d
 ----------------------------------------------------------------------
 Free      50,246    Handymax    2003    Two-year time-charter through
 Lady                                     June/September 2010 at
                                          $51,150 p/d
 ======================================================================

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. Currently, it has a fleet of six Handysize vessels and two Handymax vessels. FreeSeas' common stock and warrants trade on the NASDAQ Global Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at www.sec.gov. For more information about FreeSeas Inc., please go to our corporate website, www.freeseas.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

 FREESEAS INC.

 CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS
 (All amounts in tables in thousands of United States dollars, except for share data)

                                              June 30,     December 31,
                                               2008           2007
                                            (Unaudited)
                                            -----------    -----------
 ASSETS
 ------

 CURRENT ASSETS:
 Cash and cash equivalents                   $  21,456      $  63,394
 Trade receivables, net                            467             60
 Insurance claims                               16,543         16,116
 Due from related party                          1,597          1,037
 Inventories                                       774            499
 Prepayments and other                             496            334
                                            -----------    -----------
   Total current assets                      $  41,333      $  81,440

 Advances for acquisition
  of vessels                                     6,520
 Fixed assets, net                             180,551        108,021
 Deferred charges, net                           3,639          2,161
 Restricted cash                                 1,125            350
                                            -----------    -----------
   Total non-current assets                  $ 191,835      $ 110,532

                                            -----------    -----------
   Total Assets                              $ 233,168      $ 191,972
                                            ===========    ===========

 LIABILITIES AND SHAREHOLDERS' EQUITY
 ------------------------------------

 CURRENT LIABILITIES:
 Accounts payable                            $   9,321      $   3,181
 Accrued liabilities                             8,178         16,713
 Unearned revenue                                1,574            783
 Deferred revenue - current portion              1,190          1,620
 Bank loans - current portion                   16,500         11,800
                                            -----------    -----------
   Total current liabilities                 $  36,763      $  34,097

 Derivatives at fair value                         803            749
 Bank loans - net of current portion            83,700         44,500
                                            -----------    -----------
   Total long term liabilities               $  84,503      $  45,249

 Commitments and Contingencies

 SHAREHOLDERS' EQUITY:
 Common stock                                       20             20
 Additional paid-in capital                    110,270        115,464
 Accumulated retained earnings
  (deficit)                                      1,612        (2,858)
                                            -----------    -----------
   Total shareholders' equity                $ 111,902      $ 112,626
                                            -----------    -----------
   Total Liabilities and
    Shareholders' Equity                     $ 233,168      $ 191,972
                                            ===========    ===========

 FREESEAS INC.

 CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
 (All amounts in tables in thousands of United States dollars, except for share data)

                                              For three months ended
                                            30-Jun-08        30-Jun-07
                                           (Unaudited)      (Unaudited)
                                           -----------      -----------
 OPERATING REVENUES                         $  15,113        $  3,562

 OPERATING EXPENSES:
 Vessel operating expenses                     (4,125)           (899)
 Voyage expenses                                 (167)            (37)
 Depreciation expense                          (3,025)           (655)
 Amortization of deferred charges                (173)           (123)

 Management fees to a related party              (547)           (225)
 Commissions                                     (700)           (225)

 Stock-based compensation expense                 (27)            (25)

 General and administrative expenses             (763)           (640)
 Gain on sale of vessel                                         1,369
                                           ----------      ----------
   Income from operations                   $   5,586       $   2,102

 OTHER INCOME (EXPENSE):
 Interest and  finance costs                $  (1,494)      $    (414)
 Loss on debt extinguishment                     (639)
 Change in derivatives fair value                 641
 Interest income                                  149              39
 Other                                            (59)            (17)
                                           ----------      ----------
 Other (expense)                            $  (1,402)      $    (392)
                                           ----------      ----------

                                           ----------      ----------
 Net income                                 $   4,184       $   1,710
                                           ==========      ==========

 Basic earnings  per share                  $    0.20       $    0.27
 Diluted earnings per share                 $    0.19       $    0.25
 Basic weighted average number
  of shares                                20,936,252       6,290,100
 Diluted weighted average
  number of shares                         21,678,870       6,921,050

 FREESEAS INC.

 PERFORMANCE INDICATORS
 (All amounts in tables in thousands of United States dollars, except for fleet data)

                                                 Three Months Ended
                                                June 30,     June 30,
                                                  2008         2007
                                               ---------     --------
 EBITDA (1)                                    $   8,725     $  2,863
 Fleet Data:
 Average number of vessels (2)                      6.98         2.29
 Ownership days (3)                                  635          208
 Available days (4)                                  581          208
 Operating days (5)                                  563          203
 Fleet utilization (6)                             88.7%        97.6%
 Average Daily Results:
 Average TCE rate (7)                          $  25.304     $ 16.256
 Vessel operating expenses (8)                     6.496        4.322
 Management fees (9)                               0.665        0.505
 General and administrative expenses(10)           1.398        3.153
 Total vessel operating expenses (11)          $   7.161     $  4.827

 (1) EBITDA reconciliation to net income:

 Adjusted EBITDA represents net earnings before interest, taxes, depreciation and amortization and change in the fair value of derivatives. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted
 EBITDA may not be comparable to that reported by other companies.
 Adjusted EBITDA is included herein because it is an alternative measure of our liquidity, performance and indebtedness. The following is a reconciliation of adjusted EBITDA to net income:

                                                 Three Months Ended
                                                June 30,     June 30,
                                                  2008         2007
                                               ---------     --------
 Net income (loss)                             $  4,184      $  1,710
 Depreciation and amortization                    3,198           778
 Change in derivatives fair value                  (641)
 Interest and finance cost                        1,345           375
 Loss on debt extinguishment                        639
                                               ---------     --------
 Adjusted EBITDA                               $  8,725      $  2,863
                                               =========     ========

 (2) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

 (3) Ownership days are the total number of days in a period during which the vessels in our fleet have been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

 (4) Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.

 (5) Operating days are the number of available days less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

 (6) We calculate fleet utilization by dividing the number of our fleet's operating days during a period by the number of ownership days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, or dry dockings or other surveys.

 (7) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing operating revenues (net of voyage expenses and commissions) by operating days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare
 period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods:

                                                 Three Months Ended
                                                June 30,     June 30,
                                                  2008         2007
                                               ---------    ---------
 Operating revenues                            $  15,113    $   3,562
 Voyage expenses and commissions                    (867)        (262)
 Net operating revenues                           14,246        3,300
 Operating days                                      563          203
                                               ---------    ---------
 Time charter equivalent daily rate            $  25.304    $  16.256
                                               =========    =========

 8) Average daily vessel operating expenses, which includes crew costs provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

                                                 Three Months Ended
                                                June 30,     June 30,
                                                  2008         2007
                                               ---------    ---------
 Vessel operating expenses                     $   4,125    $     899
 Ownership days                                      635          208
                                               ---------    ---------
 Daily vessel operating expense                $   6.496    $   4.322
                                               =========    =========

 (9) Daily management fees are calculated by dividing total management fees paid on ships owned by ownership days for the relevant time period.

 (10) Average daily general and administrative expenses are calculated by dividing general and administrative expenses by operating days for the relevant period.

 (11) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of daily vessel operating expense and daily management fees. Daily
 TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

CONTACT:  FreeSeas Inc.
          Ion Varouxakis, Chief Executive Officer
          011-30-210-45-28-770
          Fax: 011-30-210-429-10-10
          info@freeseas.gr
          89 Akti Miaouli Street
          185 38 Piraeus, Greece
          www.freeseas.gr

          Cubitt Jacobs & Prosek Communications
          Investor Relations / Financial Media:
          Thomas J. Rozycki, Jr., Sr. Vice President
          +1.212.279.3115 x208
          Fax: +1.212.279-3117
          trozycki@cjpcom.com
          350 Fifth Avenue - Suite 3901
          New York, NY 10118, USA
          www.cjpcom.com